UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 4Q09 PASSENGER TRAFFIC DOWN 5.98% YOY

México D.F., February 18, 2010 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced results for the three-and twelve-month periods ended December 31, 2009.

4Q09 Highlights1:

•	EBITDA2 increased by 3.32% to Ps. 445.42 million

•	Total passenger traffic was down 5.98%

•	Total revenues declined by 0.34%, due to declines of 0.08% in aeronautical revenues and 0.81% in non-aeronautical revenues

•	Commercial revenues per passenger increased by 6.00% to Ps.61.34 per passenger

•	Operating profit increased by 3.06%

•	EBITDA margin increased to 59.12% compared with 57.03% in 4Q08

___________

1.
Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards (MFRS) and represent comparisons between the three-and twelve-month periods ended December 31, 2009, and the equivalent three- and twelve-month periods ended December 31, 2008. Results are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.0659.

2.
EBITDA means net income before: provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP or MFRS and may be calculated differently by different companies.

ASUR 4Q09, Page 1 of 15

Passenger Traffic

For the fourth quarter of 2009, total passenger traffic declined year-over-year by 5.98%. International passenger traffic declined by 7.36% while domestic passenger traffic declined by 4.32%.

The 7.36% decline in international passenger traffic resulted mainly from a decline of 8.42% in international traffic at the Cancún airport. The 4.32% decline in domestic passenger traffic resulted mainly from declines of 23.29% 26.27%, 21.61%, 10.02% and 11.92% at the Cozumel, Oaxaca, Tapachula, Veracruz and Villahermosa airports, respectively.

For FY09, total passenger traffic declined by 12.49% compared to FY08, with domestic passenger traffic down 12.21% and international passenger traffic down 12.70%. On April 28, 2009 the World Health Organization announced  the outbreak of  the H1N1 Influenza in Mexico. Mainly as a result of the outbreak and the global recession, total year-over-year passenger traffic declined 2.1% in April, 50.7% in May, 28.4% in June, 16.7% in July, 12.8% in August, 10.7% in September, 7.2% in October, 7.1% in November and 4.1% in December.

Table I: Domestic Passengers (in thousands)
Airport	4Q08	4Q09	% Change	FY08	FY09	% Change
Cancún	732.8	755.2	3.06	3,373.9	3,102.5	(8.04)
Cozumel	14.6	11.2	(23.29)	86.4	53.4	(38.19)
Huatulco	75.4	77.9	3.32	292.1	323.1	10.61
Mérida	270.7	274.5	1.40	1,167.1	966.2	(17.21)
Minatitlán	38.2	37.0	(3.14)	154.7	142.1	(8.14)
Oaxaca	156.1	115.1	(26.27)	546.2	460.7	(15.65)
Tapachula	58.3	45.7	(21.61)	236.0	186.5	(20.97)
Veracruz	228.6	205.7	(10.02)	911.2	786.7	(13.66)
Villahermosa	206.3	181.7	(11.92)	907.4	716.8	(21.01)
TOTAL	1,781.0	1,704.0	(4.32)	7,675.0	6,738.0	(12.21)
Note:                      Passenger figures exclude transit and general aviation passengers.

Table II: International Passengers (in thousands)
Airport	4Q08	4Q09	% Change	FY08	FY09	% Change
Cancún	1,990.4	1,822.9	(8.42)	9,272.6	8,072.4	(12.94)
Cozumel	67.1	71.7	6.86	439.0	382.3	(12.92)
Huatulco	12.2	11.7	(4.10)	73.9	65.0	(12.04)
Mérida	21.8	23.4	7.34	113.7	92.4	(18.73)
Minatitlán	0.9	1.2	33.33	4.3	3.9	(9.30)
Oaxaca	11.9	13.9	16.81	48.2	62.4	29.46
Tapachula	1.0	0.9	(10.00)	4.1	3.9	(4.88)
Veracruz	15.2	16.7	9.87	69.9	65.9	(5.72)
Villahermosa	11.6	12.8	10.34	51.6	49.6	(3.88)
TOTAL	2,132.1	1,975.2	(7.36)	10,077.3	8,797.8	(12.70)
Note:                      Passenger figures exclude transit and general aviation passengers.

ASUR 4Q09, Page 2  of  15

Table III: Total Passengers (in thousands)
Airport	4Q08	4Q09	% Change	FY08	FY09	% Change
Cancún	2,723.2	2,578.1	(5.33)	12,646.5	11,174.9	(11.64)
Cozumel	81.7	82.9	1.47	525.4	435.7	(17.07)
Huatulco	87.6	89.6	2.28	366.0	388.1	6.04
Mérida	292.5	297.9	1.85	1,280.8	1,058.6	(17.35)
Minatitlán	39.1	38.2	(2.30)	159.0	146.0	(8.18)
Oaxaca	168.0	129.0	(23.21)	594.4	523.1	(12.00)
Tapachula	59.3	46.6	(21.42)	240.1	190.4	(20.70)
Veracruz	243.8	222.4	(8.78)	981.1	852.6	(13.10)
Villahermosa	217.9	194.5	(10.74)	959.0	766.4	(20.08)
TOTAL	3,913.1	3,679.2	(5.98)	17,752.3	15,535.8	(12.49)
Note:                      Passenger figures exclude transit and general aviation passengers.

Consolidated Results for 4Q09

Total revenues for 4Q09 declined year-over-year by 0.34% to Ps.753.4 million. This was mainly due to declines of:

•	0.08% in revenues from aeronautical services principally as a result of the 5.98% decline in passenger traffic; and

•	0.81% in revenues from non-aeronautical services despite the 0.87% increase in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free stores, car rentals, retail operations, banking and currency exchange services, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lots.

Commercial revenues increased by 0.87% year-over-year during the quarter, principally reflecting the decline in passenger traffic. There were increases in revenues in the following activities:

•	39.98% in car rentals;

•	8.07% in ground transportation;

•	5.91% in food and beverage; and

•	8.28% in retail operations.

These increases were partially offset by revenue declines of:

•	8.11% in duty-free stores;

•	7.57% in banking and currency exchange services;

•	15.99% in advertising;

•	0.25% in parking lot fees;

•	47.27% in teleservices; and

•	8.40% in other revenues.

ASUR 4Q09, Page 3  of  15

•	New Retail and Other Commercial Space
Business Name	Type	Opening Date
Cancun
Mas Business	Gift shop	April 2009
Budget	Car rental company	October 2009
Mérida
Rent A Matic Itza	Car rental company	April 2009
Tapachula
Hertz	Car rental company	June 2009
Veracruz
Avis	Car rental company	June 2009

Total operating costs and expenses for 4Q09 decreased 2.33% year over year. This was primarily a result of a 10.67% decline in cost of services, mainly reflecting lower energy and labor costs, the latter due to the reassignment in 3Q09 of employees from certain operating areas to corporate.

The decline in cost of services was partially offset by the following increases:

•	18.11% in administrative expenses, principally in labor costs resulting from the reassignment of employees from certain operating areas to corporate;

•	3.79% in depreciation and amortization, resulting from the depreciation of new investments in fixed assets and improvements made to concession assets;

•	3.31% in the technical assistance fee paid to ITA, reflecting the increase in EBITDA for the quarter (a factor in the calculation of the fee); and

•	5.18% in concession fees paid to the Mexican government, mainly due to an increase in the taxable base (a factor in the calculation of the fee).

Operating margin for the quarter increased to 38.26% from 37.00% in 4Q08. This was mainly the result of the 2.33% decline in cost of services, which more than offset the 0.34% decrease in revenues during the period.

Comprehensive Financing Cost for 4Q09 declined year-on-year by Ps.69.7 million. During 4Q08 ASUR reported interest income of Ps.31.3 million and an exchange rate gain of Ps.32.9 million. During 4Q09,  the Company reported an exchage rate loss of Ps.10 million and net interest income of Ps.4.5 million. Net interest income resulted from interest income of Ps.11.6 million, accrued interest of Ps.12.5 million – of which Ps.7.9 million was capitalized - and a mark to market loss in its interest rate swap of Ps.2.5 million.

ASUR 4Q09, Page 4  of  15

Income Taxes. Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluated and reviewed its deferred assets and liabilities position under Mexican Financial Reporting Standards.

Income taxes for 4Q09 declined by 9.44%, or Ps.13.0 million year-on-year, principally due to the following factors:

•
During 4Q09, ASUR’s subsidiaries that pay IETU made provisional tax payments of Ps.11.3 million. Of these payments, Ps.2.4 million was recorded as an expense and Ps.8.9 million as an asset since ASUR expects to recover these taxes under the current tax law. The decrease of Ps.24.6 million in ASUR’s provision for IETU recorded in 4Q08 resulted from the annual calculation were we credited Ps.33.1 during 2009.

•	A higher provision for income taxes in 4Q08 principally reflecting higher income from services provided to the airports during that quarter by the holding company.

•	A decline in deferred income taxes during 4Q08 as a result of the initial recognition of deferred income tax at the holding company level for advances received from ASUR’s subsidiaries at year-end.

•	An increase in deferred IETU during 4Q09 due to the loss of tax credits from asset investments as per the IETU law.

Net income for 4Q09 declined 23.44% to Ps.159.50 million from Ps.208.33 million in 4Q08. Earnings per common share for the quarter were Ps.0.5317, or earnings per ADS (EPADS) of US$0.4069 (one ADS represents ten series B common shares). This compares with earnings per share of Ps.0.6944, or EPADS of US$0.5315, for the same period last year.

   Table IV: Summary of Consolidated Results for 4Q09
	4Q08	4Q09	% Change
Total Revenues	755,994	753,447	(0.34)
Aeronautical Services	487,066	486,689	(0.08)
Non-Aeronautical Services	268,928	266,758	(0.81)
Commercial Revenues	229,716	231,705	0.87
Operating Profit	279,716	288,268	3.06
Operating Margin %	37.00%	38.26%	3.40%
EBITDA	431,127	445,419	3.32
EBITDA Margin %	57.03%	59.12%	3.66%
Net Income	208,326	159,503	(23.44)
Earnings per Share	0.6944	0.5317	(23.44)
Earnings per ADS in US$	0.5315	0.4069	(23.44)
Note:  U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.0659

ASUR 4Q09, Page 5  of  15

  Table V: Commercial Revenues per Passenger for 4Q09
	4Q08	4Q09	% Change
Total Passengers (‘000)	3,970	3,778	(4.84)
Total Commercial Revenues	229,716	231,705	0.87
Commercial revenues from direct operations (1)	37,482	38,933	3.87
Commercial revenues excluding direct operations	192,234	192,772	0.28

Total Commercial Revenue per Passenger	57.86	61.34	6.00
Commercial revenue from direct operations per passenger (1)	9.44	10.31	9.22
Commercial revenue per passenger (excluding direct operations)	48.42	51.03	5.39
Note: For purposes of this table, approximately 57,900 and 98,300 transit and general aviation passengers are included for 4Q08 and 4Q09, respectively.
(1)	Revenues from direct commercial operations represent ASUR’s operation of convenience stores in airports and the direct sale of advertising space.

  Table VI:                                Operating Costs and Expenses for 4Q09
	4Q08	4Q09	% Change
Cost of Services	235,383	210,260	(10.67)
Administrative	31,497	37,202	18.11
Technical Assistance	22,692	23,443	3.31
Concession Fees	35,295	37,123	5.18
Depreciation and Amortization	151,411	157,151	3.79
TOTAL	476,278	465,179	(2.33)
    Note: Figures in nominal pesos.

Consolidated Results for FY09

Total revenues for FY09 declined year-over-year by 1.18% to Ps.3,131.2 million. This was mainly due to:

•	A 2.82% decline in revenues from aeronautical services as a result of the 12.49% decline in passenger traffic during the period, partially offset by the increase in rates that was approved in 1Q09.

•	A 2.03% increase in revenues from non-aeronautical services, principally as a result of the 4.14% rise in commercial revenues detailed below.

ASUR 4Q09, Page 6  of  15

Commercial revenues for FY09 rose by 4.14% year-over-year, principally as a result of revenue increases in the following areas:

•	3.09% in duty-free stores;

•	7.48% in retail operations;

•	2.73% in banking and currency exchange services;

•	39.76% in car rentals;

•	3.50% in other income; and

•	0.47% in ground transportation services.

These increases were partially offset by revenue declines in the following areas:

•	7.33% in parking lot fees;

•	1.71% in food and beverage;

•	10.86% in advertising; and

•	1.58% in teleservices.

Total operating costs and expenses for FY09 rose 0.50%, mainly due to the following increases:

•	6.61% in administrative expenses, principally labor costs, resulting from the reassignment of employees from certain operating areas to corporate; and

•	4.65% in depreciation and amortization, resulting from the depreciation of investments in fixed assets and improvements made to concession assets.

These increases were partially offset by the following declines:

•
2.66% in cost of services, mainly reflecting higher costs incurred in 2008 in connection with the master development plans, higher professional fees and a deferred mandatory profit sharing (PTU) provision that was reversed in 3Q08 as a result of the personnel reorganization. These increases more than offset declines in energy and maintenance costs as well as lower labor costs resulting from the reassignment of employees from certain operating areas to corporate;

•	0.93% in technical assistance costs, reflecting the corresponding decrease in EBITDA during the period; and

•	2.71% in concession fees, mainly due to lower revenues.

Operating margin decreased to 42.71% for FY09, from 43.67% for FY08.  This was mainly the result of a 1.18% decline in revenues and a 0.50% increase in costs and expenses during the period.

ASUR 4Q09, Page 7  of  15

Net income for FY09 declined by 24.02% to Ps.797.41 million. Earnings per common share for the period were Ps.2.6580, or earnings per ADS (EPADS) of US$2.0343 (one ADS represents ten series B common shares).  This compares with Ps.3.4982, or EPADS of US$2.6774, for the same period last year.

   Table VII: Summary of Consolidated Results for FY09
(in thousands)
	FY08	FY09	% Change
Total Revenues	3,168,707	3,131,184	(1.18)
Aeronautical Services	2,101,879	2,042,647	(2.82)
Non-Aeronautical Services	1,066,828	1,088,537	2.03
Commercial Revenues	904,397	941,833	4.14
Operating Profit	1,383,695	1,337,330	(3.35)
Operating Margin %	43.67%	42.71%	(2.19%)
EBITDA	1,985,208	1,966,837	(0.93)
EBITDA Margin %	62.65%	62.81%	0.26%
Net Income	1,049,469	797,410	(24.02)
Earnings per Share	3.4982	2.6580	(24.02)
Earnings per ADS in US$	2.6774	2.0343	(24.02)
Note:    U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.0659.

  Table VIII: Commercial Revenues per Passenger for FY09
(in thousands)
	FY08	FY09	% Change
Total Passengers *(‘000)	18,063	15,857	(12.21)
Total Commercial Revenues	904,397	941,833	4.14
Commercial revenues from direct operations (1)	171,798	169,685	(1.23)
Commercial revenues excluding direct operations	732,599	772,148	5.40

	FY08	FY09	% Change
Total Commercial Revenue per Passenger	50.07	59.40	18.63
Commercial revenue from direct operations per passenger (1)	9.51	10.70	12.51
Commercial revenue per passenger (excluding direct operations)	40.56	48.70	20.07

* For purposes of this table, approximately 310,600 and 321,800 transit and general aviation passengers are included for FY08 and FY09, respectively.
(1)	Revenues from direct commercial operations represent only ASUR’s operation of ten convenience stores as well as the direct sale of advertising space by the Company.

ASUR 4Q09, Page 8  of  15

Table IX:                              Operating Costs and Expenses for FY09
(in thousands)
	FY08	FY09	% Change
Cost of Services	810,103	788,562	(2.66)
Administrative	114,159	121,708	6.61
Technical Assistance	104,485	103,518	(0.93)
Concession Fees	154,752	150,559	(2.71)
Depreciation and Amortization	601,513	629,507	4.65
TOTAL	1,785,012	1,793,854	0.50

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for FY09 were Ps.2,126.98 million, resulting in an annual average tariff per workload unit of Ps.132.99. ASUR’s regulated revenues accounted for approximately 67.93% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

Balance Sheet

 On December 31, 2009, Airport Facility Usage Rights and Airport Concessions represented 80.90% of the Company’s total assets, with current assets representing 12.75% and other assets representing 6.35%.

Cash and marketable securities on December 31, 2009 were Ps.961.40 million, a 44.54% decline from Ps. 1,733.51 million on December 31, 2008. In 2Q09 ASUR paid a Ps.1,884 million cash dividend.

Shareholder’s equity at the close of 4Q09 was Ps.13,857.69 million and total liabilities were Ps.2,838.01 million, representing 83.00% and 17.00% of total assets, respectively.  Total deferred liabilities represented 74.30% of the Company’s total liabilities.

Total bank debt at December 31, 2009 was Ps.545.46 million. This reflects borrowings of Ps.600.00 million incurred in May and June 2009 and a principal payment of Ps.54.54 million in 4Q09. In May 2009 ASUR entered into a Ps.750 million three-year credit agreement with a group of three banks. The terms of the agreement include a floating interest rate based on the Tasa de Interes Interbancaria de Equilibrio, or TIIE, and quarterly principal payments.

ASUR 4Q09, Page 9  of  15

During August 2009 ASUR purchased a hedge against the risk of a significant increase in TIIE. The Company is hedged for 100% of the interest rate exposure under its Ps.750 million credit agreement. The interest rate was fixed for three years at 6.37%, 6.44% and 6.21% with each of the three banks, respectively. The cost of the interest rate hedge was Ps.2.56 million.

Capital Expenditures

During the fourth quarter, ASUR made investments of Ps.421.17 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. During FY09, ASUR made capital investments of Ps.617.67 million.

4Q09 Earnings Conference Call

Day:                                   Friday, February 19, 2010

Time:                                 10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number:                    888-680-0878 (US & Canada) and 617-213-4855(International & Mexico)

Access Code:                     12714078

Pre-registration:	If you would like to pre-register for the conference call use the following link: https://www.theconferencingservice.com/prereg/key.process?key=PTX9WERJA
Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly.  Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:
Starting Friday, February 19, 2010 at 1:00 PM US ET, ending at midnight US ET on Friday, February 26, 2010. Dial-in number: 888-286-8010 (US & Canada); 617-801-6888 (International & Mexico). Access Code: 77588537.

ASUR 4Q09, Page 10  of  15

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 4Q09, Page 11  of  15

ASUR
AEROPUERTOS DEL SURESTE

Operating Results per Airport

Thousands of Mexican pesos

Item	4Q 2008	4Q 2009	% change	FY 2008	FY 2009	% change
Cancún						
Aeronautical Revenues	359,041	343,721	(4.27)	1,551,810	1,495,202	(3.65)
Non-Aeronautical Revenues	225,421	222,867	(1.13)	891,483	914,273	2.56
Operating Profit	(177,153)	287,415	262.24	356,192	1,033,075	190.03
EBITDA	(73,567)	392,772	633.90	751,870	1,445,248	92.22
Cozumel						
Aeronautical Revenues	10,255	14,218	38.64	66,638	71,134	6.75
Non-Aeronautical Revenues	5,353	5,182	(3.19)	23,743	24,591	3.57
Operating Profit	(11,225)	(5,250)	53.23	(9,081)	(3,558)	(60.82)
EBITDA	(2,236)	2,901	229.74	24,624	29,685	20.55
Merida						
Aeronautical Revenues	29,973	38,202	27.45	127,563	132,844	4.14
Non-Aeronautical Revenues	12,349	13,945	12.92	51,752	50,116	(3.16)
Operating Profit	(13,619)	19,393	242.40	2,549	25,909	916.44
EBITDA	(1,131)	29,997	2,752.25	50,285	71,116	41.43
Villahermosa						
Aeronautical Revenues	25,111	22,780	(9.28)	106,536	88,345	(17.07)
Non-Aeronautical Revenues	8,808	7,174	(18.55)	33,366	31,008	(7.07)
Operating Profit	969	10,379	971.10	27,590	10,989	(60.17)
EBITDA	9,115	18,874	107.07	59,956	44,764	(25.34)
Others						
Aeronautical Revenues	62,686	67,768	8.11	249,332	255,122	2.32
Non-Aeronautical Revenues	16,997	17,590	3.49	66,484	68,549	3.11
Operating Profit	480,744	(23,669)	(104.92)	1,006,445	270,915	(73.08)
EBITDA	498,946	875	(99.82)	1,098,473	376,024	(65.77)
Group						
Aeronautical Revenues	487,066	486,689	(0.08)	2,101,879	2,042,647	(2.82)
Non-Aeronautical Revenues	268,928	266,758	(0.81)	1,066,828	1,088,537	2.03
Operating Profit	279,716	288,268	3.06	1,383,695	1,337,330	(3.35)
EBITDA	431,127	445,419	3.32	1,985,208	1,966,837	(0.93)

ASUR 4Q09, Page 12  of  15

ASUR 4Q09, Page 13  of  15

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1 to December 31, 2009 and 2008

Thousands of Mexican pesos

Item	Fiscal Year 2008	Fiscal Year 2009	Variation %	4Q 2008	4Q 2009	Variation %
Revenues						
Aeronautical Services	2.101.879	2.042.647	(2.82)	487.066	486.689	(0.08)
Non-Aeronautical Services	1.066.828	1.088.537	2.03	268.928	266.758	(0.81)
Total Revenues	**3.168.707**	**3.131.184**	**(1.18)**	**755.994**	**753.447**	**(0.34)**
Operating Expenses						
Cost of Services	810.103	788.562	(2.66)	235.383	210.260	(10.67)
General and Administrative Expenses	114.159	121.708	6.61	31.497	37.202	18.11
Technical Assistance	104.485	103.518	(0.93)	22.692	23.443	3.31
Concession Fee	154.752	150.559	(2.71)	35.295	37.123	5.18
Depreciation and Amortization	601.513	629.507	4.65	151.411	157.151	3.79
Total Operating Expenses	**1.785.012**	**1.793.854**	**0.50**	**476.278**	**465.179**	**(2.33)**
Operating Income	**1.383.695**	**1.337.330**	**(3.35)**	**279.716**	**288.268**	**3.06**
Comprehensive Financing Cost	174.272	20.156	(88.43)	64.175	(5.522)	(108.60)
Non-Ordinary Item						
Non-Ordinary Item	9.734	15.384	58.04	(36)	632	(1.855.56)
Income Before Income Taxes	**1.548.233**	**1.342.102**	**(13.31)**	**343.927**	**282.114**	**(17.97)**
Provision for IETU	78.227	126.111	61.21	(24.650)	2.381	(109.66)
Provision for Income Tax	408.536	88.224	(78.40)	255.245	14.392	(94.36)
Provision for Asset Tax	60.091	60.654	0.94	60.654	28.822	(52.48)
Defferred Income Taxes	(58.968)	232.107	(493.62)	(160.254)	42.520	(126.53)
Defferred IETU	10.878	37.596	245.62	4.606	34.496	648.94
Net Income for the Year	**1.049.469**	**797.410**	**(24.02)**	**208.326**	**159.503**	**(23.44)**
Earning per share	**3.4982**	**2.6580**	**(24.02)**	**0.6944**	**0.5317**	**(23.44)**
Earning per American Depositary Share (in U.S. Dollars)	**2.6774**	**2.0343**	**(24.02)**	**0.5315**	**0.4069**	**(23.44)**

Exchange rate per dollar Ps. 13.0659

ASUR 4Q09, Page 14  of  15

ASUR 4Q09, Page 15  of  15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: February 18, 2010